                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                              Angeles Partners IX
                              -------------------
                       (Name of Subject Company (Issuer))

                       AIMCO Properties, L.P. -- Offeror
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                           Limited Partnership Units
                           -------------------------
                          (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                Patrick J. Foye
                  Apartment Investment And Management Company
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                         Los Angeles, California 90071
                                 (213) 687-5000

                           Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee
$2,709,344                                                 $541.87

* For purposes of calculating the fee only. This amount assumes the purchase of 7,697 units of limited partnership interest of the subject partnership for $352 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra tion statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $541.87            Filing Party: AIMCO Properties, L.P.

Form or Registration No.:  Schedule TO      Date Filed:  August 10, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commence ment of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                        (a)    [ ]
                                                                                        (b)    [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  9,937 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  9,937 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,937 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 50.25%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                        (a)    [ ]
                                                                                        (b)    [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  9,937 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  9,937 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,937 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 50.25%

14.      TYPE OF REPORTING PERSON

                  CO


CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                        (a)    [ ]
                                                                                        (b)    [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  12,278 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  12,278 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,278 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 61.85%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                        (a)    [ ]
                                                                                        (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  2,341 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  2,341 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,341 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 11.60%

14.      TYPE OF REPORTING PERSON

                  PN


CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                        (a)    [ ]
                                                                                        (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  2,341 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  2,341 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,341 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 11.60%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                     (a)       [ ]
                                                                                     (b)       [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  1,360 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  1,360 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,360 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 6.74%

14.      TYPE OF REPORTING PERSON

                  OO


CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  BROAD RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                     (a)       [ ]
                                                                                     (b)       [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  2,529 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  2,529 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,529 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 12.53%

14.      TYPE OF REPORTING PERSON

                  OO

                   AMENDMENT NO. 2 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 14 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Angeles Partners IX (the "Partnership"); and (b) Amendment No. 14 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998 by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on August 12, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 10, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River Properties, L.L.C. ("Broad River"), IPLP, IPT, AIMCO, OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"),
(v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, and AIMCO, (vi) Amendment No. 6, filed with the Commission on June 7, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on July 30, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on November 17, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, dated December 16, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xi) Amendment No.11, dated January 10, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, dated August 7, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xiii) Amendment No. 13, dated September 6, 2000, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                    --------------------------------------

Item 12.  Exhibits.
          --------

         (a)(1)    Offer to Purchase, dated August 7, 2000. (Previously filed.)

         (a)(2) Letter of Transmittal and related Instructions. (Previously filed.)

         (a)(3) Letter, dated August 7, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(4) Supplement to Offer to Purchase, dated September 6, 2000. (Previously filed.)

         (a)(5) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(6)    Press release, dated September 5, 2000. (Previously filed.)

         (a)(7) Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the Partnership.

         (a)(8)    Press release, dated September 21, 2000.

         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

         (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

         (d)       Not applicable.

         (g)       Not applicable.

         (h)       Not applicable.

         (z)(1) Agreement of Joint Filing, dated November 15, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper River. (Previously filed.)

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2000
                               AIMCO PROPERTIES, L.P.

                               By: AIMCO-GP, INC.
                                        (General Partner)

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                      Executive Vice President

                               COOPER RIVER PROPERTIES, L.L.C.

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                               BROAD RIVER PROPERTIES, L.L.C.

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                               AIMCO/IPT, INC.

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                               INSIGNIA PROPERTIES, L.P.

                               By: AIMCO/IPT, INC.
                                    (General Partner)

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                               AIMCO-GP, INC.

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                               APARTMENT INVESTMENT
                               AND MANAGEMENT COMPANY

                               By: /s/Patrick J. Foye
                                   --------------------------------------------
                                    Executive Vice President

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER    DESCRIPTION
    -------   -----------
    (a)(1)    Offer to Purchase, dated August 7, 2000. (Previously filed.)

    (a)(2)    Letter of Transmittal and related Instructions.
              (Previously filed.)

    (a)(3) Letter, dated August 7, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

    (a)(4)    Supplement to Offer to Purchase, dated September 6, 2000.
              (Previously filed.)

    (a)(5) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

    (a)(6)    Press release, dated September 5, 2000. (Previously filed.)

    (a)(7) Letter, dated September 18, 2000, from AIMCO OP to the limited partners of the Partnership.

    (a)(8)    Press release, dated September 21, 2000.

    (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
              America, Bank Boston, N.A., and First Union National Bank.
              (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
              August 16, 1999, is incorporated herein by this reference.)

    (b)(2)    Amended and Restated Credit Agreement, dated as of March 15,
              2000, among AIMCO Properties, L.P., Bank of America, Bank
              Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

    (b)(3)    First Amendment to $345,000,000 Amended and Restated Credit
              Agreement, dated as of April 14, 2000, among AIMCO
              Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

    (d)       Not applicable.

    (g)       Not applicable.

    (h)       Not applicable.

    (z)(1)    Agreement of Joint Filing, dated November 15, 1999, among
              AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and
              Cooper River. (Previously filed.)
